Exhibit 99.2

                      Management's Discussion and Analysis
                                 August 31, 2005

The following discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes. These unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada for interim financial statements. This discussion and analysis should be read in conjunction with the 2004 Management's Discussion and Analysis and the 2004 annual audited financial statements, which are available on our web site. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to Vasogen's fiscal years, which end on November 30. In this report, "we," "us," and "our" refer to Vasogen Inc. This document is current in all material respects as of October 12, 2005.

2005 Year-to-Date Highlights

      o In February, we completed a registered direct offering of approximately 9,005,000 common shares for gross proceeds of approximately $52.5 million (US$42.3 million). SG Cowen & Co., LLC, lead agent and sole book manager; Needham & Company, Inc., co-lead agent; and A.G. Edwards & Sons, Inc. acted as placement agents for the offering.

      o In March, we announced that we have been granted a European patent covering the use of our Celacade(TM) technology for the treatment of chronic heart failure.

      o In May, we announced the completion of enrollment of the target number of patients in our pivotal phase III ACCLAIM trial in chronic heart failure.

      o In July, we commenced the process of preparing the 6-month primary endpoint data for analysis in our pivotal phase III SIMPADICO trial in peripheral arterial disease ("PAD").

      o In July, we announced the successful completion of our phase I clinical trial of VP025 in 24 healthy volunteers. VP025 is being developed to regulate chronic inflammation of the central nervous system associated with a number of severe neurological conditions.

      o In August, we announced the early close out of our SIMPADICO trial and expect to report initial results in late 2005.

      o At August 31, 2005, our cash and cash equivalents, and marketable securities totaled $65.1 million, compared with $73.0 million at November 30, 2004.

      o In September, during a symposium of the 9th Annual Scientific Meeting of the Heart Failure Society of America, Guillermo Torre-Amione, MD, PhD, Medical Director, The Methodist DeBakey Heart Center, and principal investigator for the U.S. arm of the ACCLAIM trial, reported that the preliminary baseline characteristics of patients enrolled in the ACCLAIM study were consistent with those of patients in our previous phase II trial and that this bodes well for the ability to demonstrate the effect of Celacade(TM) technology on mortality and morbidity in chronic heart failure.

      o On October 7, 2005, our wholly owned subsidiary Vasogen Ireland Limited signed definitive documents to close a private placement of US$40 million senior convertible notes to several institutional investors. Net proceeds from this transaction will be used to fund the ongoing development of our Celacade technology, to fund our drug development pipeline, including VP025, and for general corporate purposes.

OVERVIEW

Our goal is to develop and commercialize new technologies targeting the chronic inflammation underlying cardiovascular and neurological diseases. Our lead product, the Celacade technology, is currently in two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. We are also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025 is the lead product candidate from this new class of drugs.

The following table sets out the stage of development for each of our programs:

Product                    Disease/Condition                        Development Status
-------                    -----------------                        ------------------
Celacade technology        Peripheral arterial disease      Pivotal phase III clinical trial*
Celacade technology        Chronic heart failure            Pivotal phase III clinical trial*
VP025                      Neuro-inflammatory conditions    Completed phase I clinical trial

*Pivotal phase III clinical trials are multi-center studies undertaken to confirm safety and efficacy in large patient groups.

WE PLAN TO ACHIEVE OUR GOAL BY PURSUING THE FOLLOWING STRATEGIES:

Develop and commercialize our products for unmet medical needs

We believe that our Celacade technology has the potential to be used for first-in-class therapy targeting chronic inflammation in cardiovascular disease, providing a safe and effective addition to the standard of care for chronic heart failure ("HF") and peripheral arterial disease ("PAD"). We are collaborating with opinion leaders in cardiovascular medicine to conduct our phase III clinical trials in chronic HF and PAD and, if these trials are successful, we believe that these collaborations will enhance the potential for our Celacade technology to be adopted as part of the standard of care in treating these conditions. Our phase III trials are designed to support regulatory approvals in North America and commercial introduction in North
America and Europe. Through alliances with healthcare companies, we plan to establish the sales and marketing capability needed to promote and facilitate the adoption of our products by the medical community.

Continue to build a portfolio of new technologies targeting inflammatory disorders

Our lead product, the Celacade technology, is being developed to target the chronic inflammation in cardiovascular disease. VP025 is the first product candidate from a new class of drugs that we are developing to target the chronic inflammation in the central nervous system. We have tested VP025 across a number of preclinical models of neuro-inflammatory disorders and have completed a successful phase I clinical trial. This new class of drugs may also represent a platform technology from which we may derive other product candidates for development and commercialization.

Form strategic alliances with companies that can provide the sales and marketing capabilities needed to promote and facilitate the adoption of our products by the medical community

We intend to establish corporate alliances, primarily to support marketing and sales of our products, in the United States, Canada, and elsewhere. We expect that the primary point of care for integration of our Celacade technology will be the hospital clinic and/or cardiology and interventional cardiology practices. In 2001 we entered into a strategic alliance with Quest Diagnostics Incorporated ("Quest Diagnostics") of New Jersey to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practices in the United States.

RESULTS OF OPERATIONS

We are a development-stage enterprise that dedicates the majority of our cash resources to research and development ("R&D") activities. Our products have not yet been approved by regulatory authorities in all relevant jurisdictions and we have not yet marketed products commercially; as such, we do not currently generate any revenues from operations.

Research and Development

The changes in R&D expenditures, and their key components, for the three months and nine months ended August 31, 2005 and 2004 are reflected in the following table:

--------------------------------------------------------------------------------------------------------------------------
                                                                Three Months Ended                Nine Months Ended
--------------------------------------------------------------------------------------------------------------------------
R&D Expenditures (in millions of Canadian                   2005       2004   Increase        2005       2004   Increase
dollars, except percentages)                                                  (Decrease)                        (Decrease)
--------------------------------------------------------------------------------------------------------------------------
Clinical costs:
--------------------------------------------------------------------------------------------------------------------------
Direct                                                     $11.8       $8.5       $3.3       $37.3      $21.5      $15.8
--------------------------------------------------------------------------------------------------------------------------
Indirect                                                    $4.2       $3.8       $0.4       $13.0       $9.6       $3.4
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Preclinical costs                                           $0.8       $1.1      ($0.3)       $2.8       $3.1      ($0.3)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Intellectual property costs                                 $0.3       $0.5      ($0.2)      $1. 4       $1.6      ($0.2)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Other costs                                                 $0.1       $0.0       $0.1        $0.2       $0.4      ($0.2)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
Total R&D Expenditures                                     $17.2      $13.9       $3.3       $54.7      $36.2      $18.5
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
R&D Expenditures as a percentage of the sum of R&D and        77%        77%        (0%)        77%        76%         1%
General Administrative Expenditures
--------------------------------------------------------------------------------------------------------------------------

Clinical Costs

As a development-stage company moves its products towards commercialization in the biotechnology/pharmaceutical/medical device industry, the investment in the clinical development of products increases significantly. The investment associated with phase III clinical trials is generally substantially greater than that for phase II trials. This is due to the increased numbers of clinical sites and patients that are required for phase III trials. The investment in our phase III Celacade programs is expensed for accounting purposes and is the key driver of our increasing losses, which are a direct result of advancing our programs forward.

Our phase III clinical programs in PAD and chronic HF, discussed in detail below, account for the majority of the increase in our R&D spending for the three and nine months ended August 31, 2005, over the comparable periods in 2004. This increase has been driven primarily by the increase in the number of clinical sites participating in these programs and the associated increase in the number of patients enrolled.

From August 31, 2004 to August 31, 2005, the number of clinical sites participating in our phase III trials increased by 35% and the number of patients enrolled into these trials increased by 251%. Direct costs to support these trials include expenses for clinical site fees, study monitoring, and technology support. Indirect costs to support these programs consist of salaries, professional fees, and other support costs. While both direct and indirect costs increased significantly as the number of clinical sites initiated and number of patients enrolled increased, the increase in indirect costs was not on a directly proportionate basis.

R&D spending also increased during the nine months ended August 31, 2005, over the comparable period in 2004 as a result of the costs associated with conducting our phase I clinical trial of VP025, the lead drug candidate from our new class of drugs. This trial was completed during the first half of 2005; therefore no expense was incurred for the three months ended August 31, 2005, over the comparable period in 2004.

A more detailed summary of our clinical programs is provided below.

SIMPADICO

Our double-blind, placebo-controlled pivotal phase III SIMPADICO trial is evaluating the use of our Celacade technology to improve intermittent claudication in patients with moderate-to-severe PAD. The trial is designed to support regulatory approval in North America and commercial introduction in North America and Europe. The primary endpoint of SIMPADICO is the change in maximal treadmill walking distance after six months compared to placebo; a primary efficacy endpoint recognized by the FDA and other regulatory authorities for approving new products for the treatment of patients with PAD and intermittent claudication. Over 550 patients with moderate-to-severe PAD and stable intermittent claudication (Fontaine stage II) have been enrolled in SIMPADICO at 50 clinical sites in the United States and Canada. The Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial is Dr. Jeffrey Olin, Director, Vascular Medicine Program, The Zena and Michael A. Wiener Cardiovascular Institute, Mount Sinai School of Medicine, New York.

In August 2005, we announced the early close out of the SIMPADICO trial. The decision to close out the trial was based on a recommendation received from the SIMPADICO Steering Committee. The Steering Committee's recommendation was based on a recommendation by the trial's External Safety and Efficacy Monitoring Committee (ESEMC) who cited a potential safety signal and the absence of a sufficiently strong efficacy signal to warrant the continuance of the study. Based on the Steering Committee's own review, and the findings of an independent expert, the Steering Committee concluded that no safety concern existed. However, given that the ESEMC's analysis also incorporated efficacy information and all patients had completed the assessments necessary for the analysis of the primary endpoint, the Steering Committee recommended the early close out of the trial.

It is important to note that the preliminary and limited efficacy evaluation conducted by the ESEMC was performed on a database that remains in the process of being cleaned and validated and is therefore still subject to change. As a result of this, neither the SIMPADICO Steering Committee nor the Company are in a position to reach any conclusions regarding the outcomes of the study and remain blind to the study data pending full database lock. We expect that the initial results of the SIMPADICO study will be made available in late 2005 following data analysis.

The initiation of our SIMPADICO trial was based on results from our double-blind, placebo-controlled phase II clinical trial conducted in 85 patients with moderate to severe PAD. Results of this study have been published in the European Journal of Vascular and Endovascular Surgery and showed that patients in the Celacade group walked further before the onset of pain, compared to placebo. Treatment was shown to be well tolerated and there were no reports of treatment-related serious adverse side effects.

ACCLAIM

Our double-blind, placebo-controlled pivotal phase III ACCLAIM trial is evaluating the use of our Celacade technology to reduce mortality and morbidity risk in patients with advanced chronic heart failure. ACCLAIM is designed to support the regulatory approval process for our Celacade technology in North America and commercialization in North America and Europe. The primary outcome measure for ACCLAIM is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). This trial will conclude when a minimum of 701 events (defined as death or first cardiovascular hospitalization) has occurred and all patients have been in the study for at least six months. In May 2005 we announced the completion of enrollment of the target number of patients into ACCLAIM. Over 2,400 patients have been enrolled in ACCLAIM at over 170 centers in North America, Europe, and Israel. The Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial is Dr. James Young, Chairman, Division of Medicine, The Cleveland Clinic Foundation and Medical Director of the Kaufman Center for Heart Failure in Cleveland.

In September 2005, during a symposium of the 9th Annual Scientific Meeting of the Heart Failure Society of America, Guillermo Torre-Amione, MD, PhD, Medical Director, The Methodist DeBakey Heart Center, and principal investigator for the U.S. arm of the ACCLAIM trial, reported that the preliminary baseline characteristics of patients enrolled in the pivotal phase III ACCLAIM study were consistent with those of patients in our previous phase II trial and that this bodes well for the ability to demonstrate the effect of Celacade on mortality and morbidity in chronic heart failure. At the symposium, Dr. Torre-Amione also reported that the fully enrolled ACCLAIM trial remains on schedule for completion in late 2005, with results to be made available following database lock and data analysis.

The initiation of our ACCLAIM trial was based on results from our double-blind, placebo-controlled, phase II clinical trial conducted in 73 patients with advanced chronic HF. The results of this study, which have been published in the Journal of the American College of Cardiology, demonstrated a significant reduction in mortality and morbidity risk for patients in the Celacade group, compared to placebo. Furthermore, the treatment was shown to be well tolerated and there were no reports of treatment-related serious adverse side effects or interactions with existing medications.

VP025

VP025 is our lead product from a new class of drugs designed to interact with cells of the immune system to regulate tissue levels of cytokines and control inflammation associated with neuro-degenerative disorders. VP025 is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases, such as Alzheimer's disease, multiple sclerosis, Parkinson's disease, and amyotrophic lateral sclerosis (Lou Gehrig's disease).

We have successfully completed a phase I clinical trial of VP025. This double-blind, placebo-controlled, dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers. Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo and no drug-related serious adverse events were reported.

Data demonstrating the ability of VP025 to reduce inflammation across the blood-brain barrier in a number of experimental models has been presented at major neurology conferences. Preclinical research demonstrating the ability of VP025 to reverse a correlate of memory impairment associated with aging was presented at the Fourth Federation of European Neuroscience Societies Forum in Lisbon, Portugal and at Neuroscience 2004, the Society for Neuroscience's 34th Annual Meeting in San Diego. These preclinical results, presented by Dr. Marina Lynch and her team from the Department of Physiology at Trinity College in Ireland, also showed that VP025 may prevent impairment of memory caused by beta-amyloid, a major component of the plaques found in brains of Alzheimer's disease patients. Preclinical research data demonstrating the ability of VP025 to significantly delay the onset of disease and increase survival in a model of ALS were presented at both the 128th Annual Meeting of the American Neurological Association held in Toronto and at Neuroscience 2004. This research was conducted under the direction of Dr. Stanley Appel, Chief of Neurology at the Methodist Hospital, Professor of Neurology at Baylor College of Medicine, and member of Vasogen's Scientific Advisory Board. In ALS, the immune system actively contributes to motor neuron injury through inflammatory processes.

Also presented during Neuroscience 2004, were results of preclinical research conducted at the Department of Anatomy/Neuroscience, Biosciences Institute, University College Cork, Ireland, in Parkinson's disease. This research demonstrated the ability of VP025 to significantly reduce movement abnormalities and provide a neuroprotective effect in a well-established preclinical model of Parkinson's disease. Evidence is accumulating that inflammation plays an important role in the pathogenesis of Parkinson's disease.

Preclinical Costs

Our preclinical research programs are focused on developing a new class of drugs, which includes VP025. R&D expenditures associated with preclinical research activities during fiscal 2005 are comparable with 2004, as we continue to conduct preclinical studies necessary to support the clinical development of VP025.

Intellectual Property

Our research and development initiatives have resulted in the filing of numerous patent applications. We own patents and pending patent applications relating to our products and technologies in the United States and other jurisdictions around the world. Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expenditures and are expensed as incurred. This expenditure is a result of advancing our patent protection into additional countries, as a result of international patent grants, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs.

Nature and Treatment of Expenses

We expense all research and development costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and are expensed as they are shipped to outsourced research centers or clinical sites.

The cost of our acquired technology, representing part of our platform medical device technology, is amortized straight-line over 20 years in recognition of the term of the acquired patent.

Our ability to recover the carrying value of our acquired technology and clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results, technological obsolescence, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to launch claims against those third parties who may infringe our intellectual property. We are not aware of any factors that would impact adversely on the carrying value of our acquired technology or the clinical supplies that would result in a material loss to our company.

The majority of expenditures related to our phase III ACCLAIM and SIMPADICO trials are payable in U.S. dollars. In addition, a significant component of the costs with respect to our ACCLAIM trial are payable in euros. The majority of general and administrative costs are payable in Canadian dollars.

General and Administration

The changes in general and administration expenditures, and their key components, for the three months and nine months ended August 31, 2005 and 2004 are reflected in the following table:

---------------------------------------------------------------------------------------------------------------
                                                       Three Months Ended         Nine Months Ended
---------------------------------------------------------------------------------------------------------------
General and administration expenditures (in       2005      2004   Increase     2005     2004       Increase
millions of Canadian dollars)                                     (Decrease)                        (Decrease)
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Infrastructure and other support costs            $4.6      $3.3      $1.3     $14.5     $9.2          $5.3
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Professional fees                                 $0.3      $0.4     ($0.1)     $1.0     $1.0          $0.0
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Insurance                                         $0.3      $0.4     ($0.1)     $1.1     $1.0          $0.1
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Total General and administration expenditures     $5.2      $4.1      $1.1     $16.6    $11.2          $5.4
---------------------------------------------------------------------------------------------------------------

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, as well as facility-related and information technology expenditures for all employees. The total number of full time employees increased to 171 as at August 31, 2005 from 141 as at August 31, 2004. Professional fees include expenditures for legal, tax, accounting, and other specialized services. Infrastructure support costs and professional fees have increased to support our phase III clinical programs, and for corporate, marketing, legal, and business development activities associated with preparing for the commercialization of our products.

Foreign Exchange

For the three months and nine months ended August 31, 2005 and 2004, the foreign exchange gain or loss is reflected in the following table:

-------------------------------------------------------------------------------------------------------------------
Foreign exchange (in millions of Canadian dollars)         Three Months Ended             Nine Months Ended
-------------------------------------------------------------------------------------------------------------------
                                                         2005    2004   Increase        2005     2004   Increase
                                                                        (Decrease)                      (Decrease)
-------------------------------------------------------------------------------------------------------------------
Foreign exchange loss (gain)                             $2.2    $2.1      $0.1        ($0.6)    ($0.5)     $0.1

-------------------------------------------------------------------------------------------------------------------

We are holding a significant amount of U.S. dollar cash and cash equivalents in anticipation of the significant U.S. dollar R&D expenses that we expect to incur as a result of our ongoing clinical trials. As our functional currency is the Canadian dollar, U.S. exchange rate fluctuation may have a significant impact from an accounting perspective, but does not impair our ability to pay these U.S. dollar denominated R&D expenses.

Our statement of operations includes a foreign exchange loss for the three months ended August 31, 2005 and August 31, 2004, as a result of the weakening of the U.S. dollar relative to our functional currency, the Canadian dollar, during these periods and a foreign exchange gain for the nine months ended August 31, 2005 and August 31, 2004, as a result of the strengthening of the U.S. dollar relative to our functional currency, the Canadian dollar, during these periods. The period-end conversion rates from U.S. dollar to Canadian dollar for August 31, 2005 and August 31, 2004 were 1.1871, and 1.3165, compared to conversion rates for November 30, 2004 and November 30, 2003 of 1.1858, and 1.2965, respectively. In addition, the financing that was completed in 2005 occurred when the conversion rate from the U.S. dollar to Canadian dollar was 1.2405.

The funds raised in the financings  that we completed in 2005 and 2004 were held
in  U.S.  dollars,   and  their  Canadian  dollar  equivalents  are  subject  to fluctuations in the U.S. exchange rate.

Investment Income

For the three months and nine months ended August 31, 2005 and 2004, the investment income is reflected in the following table:

                                                         ----------------------------------------------------------
                                                            Three Months Ended              Nine Months Ended
-------------------------------------------------------------------------------------------------------------------
Investment Income (in millions of Canadian dollars)        2005    2004   Increase       2005    2004   Increase
                                                                         (Decrease)                     (Decrease)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Investment income                                          $0.6    $0.4     $0.2         $1.7    $1.0      $0.7
-------------------------------------------------------------------------------------------------------------------

Investment income for the three and nine months ended August 31, 2005 was higher than comparable periods in 2004. This resulted from higher rates of returns in our investment portfolio.

Loss

For the three months and nine months ended August 31, 2005 and 2004, the loss is reflected in the following table:

-------------------------------------------------------------------------------------------------------------------------
                                                            Three Months Ended                  Nine Months Ended
-------------------------------------------------------------------------------------------------------------------------
Loss (in millions of Canadian dollars, except              2005    2004    Increase          2005     2004    Increase
per-share amounts)                                                        (Decrease)                          (Decrease)
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Loss                                                     ($24.1)  ($19.6)   $4.5            ($69.0)  ($45.8)     $23.2
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
Loss per share                                           ($0.30)  ($0.27)   $0.03           ($0.87)  ($0.67)     $0.20
-------------------------------------------------------------------------------------------------------------------------

As discussed above, the increased loss resulted mainly from higher costs associated with the expansion of our phase III clinical programs and the corporate costs associated with supporting these programs.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended August 31, 2005:

                      Loss for the three-     Basic and diluted     Foreign Exchange
                      month period (000's)    loss per share        Gain/(Loss) (000's)
August 31, 2005            ($24,069)            ($0.30)                  ($2,243)
May 31, 2005               ($25,071)            ($0.31)                     $924
February 28, 2005          ($19,898)            ($0.27)                   $1,892

November 30, 2004          ($28,739)            ($0.41)                  ($8,798)
August 31, 2004            ($19,647)            ($0.27)                  ($2,127)
May 31, 2004               ($14,069)            ($0.20)                   $2,009
February 29, 2004          ($12,095)            ($0.19)                     $628


November 30, 2003          ($13,315)            ($0.23)                  ($3,002)

Our quarterly losses have significantly increased over the past two years as a result of the expansion of our two phase III clinical programs and the corporate costs associated with supporting these programs. The other significant factor impacting our quarterly losses is the changes in the U.S. dollar relative to our functional currency, the Canadian dollar, over the past two years. Both of these factors are discussed in greater detail elsewhere in this document. The operations of our Company are not subject to any material seasonality or cyclicality factors.

The quarterly losses for fiscal 2004 and fiscal 2003 above do not include any adjustment to reflect the adoption of the subsequent amendment to CICA Handbook
Section 3870, "Stock-based Compensation and Other Stock-based Payments", which require the use of the fair value based method to account for all stock-based transactions with employees granted or modified since December 1, 2002. We adopted this amendment on a retroactive basis, without restatement and it is discussed in greater detail elsewhere in the document.

Second Quarter Comparison

The loss in the third quarter of 2005, compared to the second quarter of 2005, is comparable. Our research and development expenditures and our general and administrative expenditures for the third quarter of 2005 were $22.4 million, compared with $26.6 million in the second quarter of 2005. Our expenditures during the third quarter decreased in comparison to the second quarter for a number of reasons. During the second quarter of 2005 we incurred costs associated with our phase I clinical trial of VP025, whereas the costs associated with this trial in the third quarter were nominal. The final sites that are part of the ACCLAIM trial were initiated early in Q2 resulting in a significant expenditure, whereas the costs associated with site initiation in the third quarter were nominal. Another factor is the stronger Canadian dollar during Q3 versus Q2. Given that we incur a significant amount of our expenditures in US dollars, the stronger Canadian dollar has resulted in a reduced expenditure in our functional currency during Q3.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

On February 2, 2005, we completed a public offering for gross proceeds of $52.5 million (US$42.3 million), resulting in the issuance of 9,005,000 common shares. During the three and nine months ended August 31 2005, we received $0.2 million and $0.6 million, respectively, from the exercise of options and warrants. The total number of common shares outstanding at August 31, 2005 increased to 81.5 million from 72.3 million at November 30, 2004. The number of options and warrants outstanding at August 31, 2005 is 5.0 million and could generate approximately $33.0 million if exercised.

As at October 7, 2005, we have 81,481,250 common shares outstanding; 4.0 million options to purchase common shares outstanding; and 0.9 million warrants to purchase common shares. The conversion rate of the options and warrants is on a one-to-one basis for common shares.

Subsequent to August 31, 2005, our wholly-owned subsidiary, Vasogen Ireland Limited raised gross proceeds of US$40 million through the issuance of senior convertible notes. The notes have a maturity date of two years from issuance, which may be extended to five years upon the occurrence of certain events and bear interest at a rate of 6.45%. The notes are convertible at the investors' option into our common shares at a conversion price of US$3.00 subject to anti-dilution and other adjustments as provided in the notes. At our option and sole discretion we may elect to repay principal in any combination of cash or common shares provided certain conditions are met. We will repay the notes in equal monthly installments calculated as the outstanding principal amount of the notes divided by the number of months left to maturity. We also have the option to accelerate payments of principal if certain conditions are satisfied, and subject to issuance of additional warrants in connection with exercising this option. We expect costs of this transaction, including agency fees and legal fees and other expenses, to be approximately US$3.2 million. As of August 31, 2005, we incurred $569,000 of deferred financing charges, which will be amortized over the term of the related notes. We have obtained a letter of credit in connection with these senior convertible notes payable in the amount of US$10 million, which is fully secured by cash on hand.

In conjunction with the notes, we also granted the following common share purchase warrants:

--------------------------------------------------------------------------------
Number                         Exercise price              Expiry date
--------------------------------------------------------------------------------
3,333,333                      US$3.00                     October 7, 2010
--------------------------------------------------------------------------------

At August 31, 2005, our cash and cash equivalents and marketable securities held to maturity totaled $65.1 million, compared with $73.0 million at November 30, 2004. The decrease is a result of cash used in operations during the nine months ended August 31, 2005, exceeding the net proceeds received from the financing that was completed February 2, 2005. We invest our cash resources in liquid government and corporate debt instruments having a single "A" credit rating or greater. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, due to the relative short-term nature of the investments.

We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our marketable securities. At August 31, 2005, we held directly or indirectly through forward currency contracts, U.S. dollar denominated securities in the amount of US$41.1 million, compared to US$53.0 million at November 30, 2004.

During 2005, we entered into contracts to purchase euros at specific times, totaling 3.0 million euros (US$3.9 million). These funds will be used to cover expenditures associated with the European arm of our phase III ACCLAIM trial. At August 31, 2005, the equivalent value of these forward contracts, when compared to the amount due on maturity, results in a nominal unrealized foreign exchange gain.

Our net cash used in operating activities for the three and nine months ended August 31, 2005, was $17.4 million and $51.6 million, respectively, compared with $13.2 million and $42.2 for the same periods in 2004. This increase is reflected in our increased expenditures on research and development activity. The reasons for these higher operating costs are detailed above. Changes in our working capital also have a significant impact on our cash used in operations. Our working capital is also affected by the increase in our accrued liabilities that is a result of certain expenses incurred in our ACCLAIM and SIMPADICO clinical trials that will not be paid out until certain clinical trial milestones are reached, such as completion of recruitment or receipt of final study reports from clinical sites at the end of the trials.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in Note 1 to the 2004 year-end Consolidated Financial Statements. Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; and the income tax valuation allowance.

We expense research costs as they are incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. We have not capitalized any such development costs to date.

Effective December 1, 2002, we adopted part of the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". The recommendations required all stock-based payments to non-employees, and employee awards that are direct awards of stock that call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2002, to be accounted for using the fair value based method. Employee awards were accounted for using the settlement method.

Effective December 1, 2004, we adopted on a retroactive basis, without restatement, the subsequent amendment to Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires the use of the fair value based method to account for all stock-based transactions with employees granted or modified since December 1, 2002. The impact of this retroactive change in accounting policy was a charge of $4,006,000 to opening deficit and a corresponding increase in share capital of $55,000 and equity in options of $3,951,000. The impact of adopting this change in accounting policy during the three and nine months ended August 31, 2005 was a charge to operations of $1,069,524 and $2,537,330, respectively.

These expenses consist of the fair value of options, calculated using a Black-Scholes pricing model, granted to non-employees and employees in exchange for services. The Company uses the Black-Scholes option pricing model to calculate the fair value of stock based payments, which requires assumptions, including the average expected life and volatility of the Company's stock, to be made at the time of grant. The Company amortizes the fair value of the options over the expected service period, which is reviewed for changes from period to period.

We periodically review the useful lives and the carrying values of our long-lived assets. We review for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures, and investment tax credits. In view of the recent net losses and expected future losses, we are of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income assets or liabilities are recorded on the balance sheets.

OFF-BALANCE SHEET ARRANGEMENTS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations other than those associated with the financing that was completed subsequent to quarter end, which is discussed elsewhere in this document. Other long-term obligations are discussed below.

CONTRACTUAL OBLIGATIONS

Our contractual obligations are as follows as at August 31, 2005:

    --------------------------------------------------------------------------------------------------------

                                                     Less than     1 - 3         4 - 5         More than
    Contractual Obligations                 Total    1 year        year          year          5 years
    (in millions of Canadian dollars)
    --------------------------------------------------------------------------------------------------------
    --------------------------------------------------------------------------------------------------------
    Operating lease obligations             $3.0     $0.7          $1.4          $0.9          $0.0
    --------------------------------------------------------------------------------------------------------

We have entered into Clinical Research Services Agreements with a number of Contract Research Organizations ("CROs") to conduct the phase III clinical trials of our Celacade technology and our phase I clinical trial for VP025. The contracts with these CROs are payable over the terms of the trials and the timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. We are also liable for the payment of certain pass through costs. As part of our phase III trials, we also enter into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. This "holdback" results in a significant accrual of trial-related expenses during the course of the study, as the expense is recognized for accounting purposes but the cash payment is not made until after the trial is completed.

We have granted royalties to arm's-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

Strategic Alliance with Quest Diagnostics Incorporated in the United States

To develop a potential secondary point of care for integration of our Celacade technology, we have a strategic alliance with Quest Diagnostics in the United States, on an exclusive basis. The purpose of this alliance is to establish an outpatient delivery model to accommodate patient referrals outside hospital clinics and cardiology practices. The final terms of this alliance are expected to be established prior to our filing for FDA review. In connection with this strategic alliance, Quest Diagnostics made an equity investment in our common shares of US$7.5 million in 2001 at a price of C$8.49 per share, resulting in the issuance of 1,406,783 common shares. Quest Diagnostics also received warrants to acquire 625,237 common shares at an exercise price of C$12.73 per share. These warrants are exercisable on or before November 6, 2006. At August 31, 2005, Quest Diagnostics owns 3,056,783, or approximately 3.8%, of our common shares. We intend to establish additional alliances, primarily to support marketing and sales of our products, in the United States, Canada, and elsewhere.

Clinical Trial Services Agreements with Quest Diagnostics

We have entered into clinical trial services agreements with Quest Diagnostics to provide central laboratory testing and related services in connection with the ACCLAIM and SIMPADICO trials. The agreements are on terms customary for agreements of this nature.

RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. Our business entails significant risks, including the costs and time involved in obtaining the required regulatory approvals, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical, biotechnology and medical device companies. There can be no assurance that our ongoing preclinical and clinical research activities will provide positive outcomes or that the results of our clinical trials will meet the desired clinical endpoints established in the clinical study protocols. Even if the clinical studies are successful, there can be no assurance that we will be successful in obtaining necessary regulatory approvals or, once obtained, in maintaining these approvals. There can also be no assurance that we will be successful in marketing and distributing our products, or achieve reimbursement from government or private health authorities. We have also not yet demonstrated the ability to manufacture a product commercially in large volumes.

The actual timeline for completion of our ACCLAIM trial could vary significantly from our forecast due to a number of factors. Key risk factors associated with the timeline specific to the reporting of the ACCLAIM trial is achieving the pre-defined number of events and the completion of the data collection and cleaning process, which must be done in order to lock the database and analyze the results of the trial. Any delay in the completion of our ACCLAIM trial could cause the price of our common shares to decline.

Our SIMPADICO trial is being closed out earlier than anticipated. The decision to close out the trial was based on a recommendation received from the SIMPADICO Steering Committee. The Steering Committee's recommendation was based on a recommendation by the trial's External Safety and Efficacy Monitoring Committee (ESEMC) who cited a potential safety signal and the absence of a sufficiently strong efficacy signal to warrant the continuance of the study. Based on the Steering Committee's own review, and the findings of an independent expert, the Steering Committee concluded that no safety concern existed. However, given that the ESEMC's analysis also incorporated efficacy information and all patients had completed the assessments necessary for the analysis of the primary endpoint, the Steering Committee recommended the early close out of the trial.

It is important to note that the preliminary and limited efficacy evaluation conducted by the ESEMC was performed on a database that remains in the process of being cleaned and validated and is therefore still subject to change. As a result of this, neither the SIMPADICO Steering Committee nor the Company are in a position to reach any conclusions regarding the outcomes of the study and remain blind to the study data pending full database lock. We expect that the initial results of the SIMPADICO study will be made available in late 2005 following data analysis.

We set goals for and make public statements regarding timing for the completion of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory approval dates, and time of product launch. The actual timing of these events can vary dramatically due to factors such as delay or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving product development, manufacturing, or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed as planned, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on favorable terms. The availability of financing will be affected by the results of our scientific and clinical research, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical companies), the status of strategic alliance agreements, and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting our Company can be found in our Annual Information Form.

OUTLOOK

We expect that we will continue to incur operating losses as a result of the clinical trial activity necessary to support regulatory approvals in the United States, Canada, and other jurisdictions. We also anticipate that general and administration expenses will continue to grow to provide the necessary infrastructure to support our clinical activity, as well as the development of infrastructure and processes necessary to support commercialization. We believe that we have sufficient cash resources to support operations through the completion of our ongoing phase III trials. Our requirement for cash resources beyond the completion of our phase III trials could vary significantly based on the outcome of these trials. We expect that we will require additional financing to grow and expand our operations, and we plan to raise funds from time to time through either strategic partnering initiatives or from the capital markets, even if we do not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of our research and development programs; the extent and breadth of these programs; the timing and results of preclinical studies and clinical trials; the cost, timing, and outcome of the regulatory approvals process; the establishment of marketing and sales or research and development collaborations; the cost of preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims; and competing technological and market developments.

We have been granted CE Mark regulatory approval for our Celacade medical device technology for PAD and chronic HF in Europe. This regulatory approval enables us to market this technology in the 25 member countries of the European Union - a strategy we plan to pursue upon the successful completion of our ongoing phase III trials. Assuming these trials are successful, we also plan to file for regulatory approval with the applicable regulatory authorities to market our products in the United States, Canada, and potentially other jurisdictions. To commercialize our products, we intend to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

Additional information relating to us, including our Annual Information Form, is on SEDAR at www.sedar.com.

Certain statements contained in this discussion and analysis constitute "forward-looking statements" that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.